SEC 1745 Potential persons who are to respond to the collection of information (02-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                Micronetics, Inc.
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
                         (Title of Class of Securities)

                                   595125-10-5
                                 (CUSIP Number)

                                February 27 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 595125-10-5

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management LLC
     13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               94,793
Beneficially
Owned by          6. Shared Voting Power
Each
Reporting
Person With       7. Sole Dispositive Power
                     94,793

                  8. Shared Dispositive Power
                     0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     94,793

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     1.75%

12.  Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Company)

                              CUSIP No. 595125-10-5

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management Inc.
     13-3984786

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               78,995
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     78,995

                  8. Shared Dispositive Power
                     0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     78,995

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     1.47%

12.  Type of Reporting Person (See Instructions)
     HC; CO

                              CUSIP No. 595125-10-5

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Paul J. Solit

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization

Number of         5. Sole Voting Power
Shares               2,650
Beneficially
Owned by          6. Shared Voting Power
Each                 173,788
Reporting
Person With       7. Sole Dispositive Power
                     2,650

                  8. Shared Dispositive Power
                     173,788

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     176,438

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     3.27%

12.  Type of Reporting Person (See Instructions)
     IN; HC

Item 1.
     (a)  Name of Issuer
          Micronetics, Inc

     (b)  Address of Issuer's Principal Executive Offices
          26 Hampshire Drive,
          Hudson, NH 03051

Item 2.
     (a)  Name of Person Filing
          This statement is being filed by
          (i)   Potomac Capital Management LLC;
          (ii)  Potomac Capital Management Inc.; and
          (iii) Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence
          (i), (ii), and (iii)
          825 Third Avenue, 33rd Floor
          New York, New York 10022

     (c)  Citizenship
          (i)   New York
          (ii)  New York
          (iii) U.S.

     (d)  Title of Class of Securities
          Common Stock, par value $.01 per share

     (e)  CUSIP Number
          595125-10-5

Item 3.   Not Applicable

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC
     (a)  Amount beneficially owned:
          94,793
     (b)  Percent of class:
          1.75%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                94,793
          (ii)  Shared power to vote or to direct the vote
                0

Potomac Capital Management Inc.
     (a)  Amount beneficially owned:
          78,995
     (b)  Percent of class:
          1.47%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                78,995
          (ii)  Shared power to vote or to direct the vote
                0

Paul J. Solit
     (a)  Amount beneficially owned:
          176,438
     (b)  Percent of class:
          3.27%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                2,650
          (ii)  Shared power to vote or to direct the vote
                173,788
          (iii) Sole power to dispose or to direct the disposition of
                2,650
          (iv)  Shared power to dispose or to direct the disposition of
                173,788

Item 5.   Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company or Control Person

         See Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of February, 2009

                                            POTOMAC CAPITAL MANAGEMENT LLC
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, Managing Member

                                            POTOMAC CAPITAL MANAGEMENT INC.
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, President

                                            PAUL J. SOLIT
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A         Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B         Joint Filing Agreement dated February 27, 2009 among Potomac
                  Capital Management LLC, Potomac Capital Management, Inc. and
                  Paul J. Solit